

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

March 1, 2010

Mr. George Carpenter
Chief Executive Officer
CNS Response, Inc.
2755 Bristol Street, Suite 285
Costa Mesa, CA 92626

> **Re: CNS Response, Inc.**
> **Form 10-K**
> **Filed December 30, 2009**
> **File No. 000-26285**

Dear Mr. Carpenter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009

General

1. We note from Exhibit 23.1 that your auditors consent to the incorporation by reference of their report in the Form S-8 (File No. 333-150398). We also note disclosure that appears to require consents pursuant to rule 436 and Section 7(a) of the Securities Act. For example, on page nine, you present test results

performed by the Center for Health Economics, Epidemiology and Science Policy of United BioSource, which relate to your product. You similarly quote statements from Milliman Global on page ten. Please revise to provide these consents or provide us with your analysis as to why such consents are not required. We may have further comment.

Part II

Item 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 37

2.   We note that you have made unregistered sales of your securities as disclosed in response to Item 5 of Form 10-K. You also disclose sales made on a Form 8-K filed January 7, 2010. It was unclear why Form Ds were not filed for these sales. Please advise or revise.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

3.   We note your disclosure on page 16 of your Form 10-K that the FDA has contacted you three times since 2008 objecting to your apparent failure to obtain FDA approval or clearance for the sale of your rEEG product. It is unclear why you do not believe the warning letters and communications from the FDA should not be addressed as a material event or uncertainty that may have an impact on your operations under Item 303 of Regulation S-K. Please refer to Release No. 33-8350 (http://www.sec.gov/rules/interp/33-8350.htm).   In this regard, disclosure regarding your belief that your rEEG is "a service to aid in medication selection and not a diagnosis aid" should clarify the basis for this belief and include a brief explanation of the difference between the two types of aid.

Item 9A(T) – Controls and Procedures, page 80

4.   We note that your management has concluded that your disclosure controls and procedures and internal control over financial reporting were not effective at September 30, 2009. However, it does not appear that you have provided management's plans, or actions already taken, to remediate the material weakness identified in your filing. Please revise to provide a discussion of management's remediation plans as it relates to both your ineffective disclosure controls and procedures and internal control over financial reporting.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director